SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April 11, 2011
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer ID (CNPJ) 43.776.517/0001-80

ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

MANAGEMENT PROPOSAL

ANNUAL SHAREHOLDERS’ MEETING

A.   Allocation of Net Income

Proposal for the allocation of the net income for 2010 to be submitted to the Shareholders’ Meeting to be held on April 28, 2011.

Net income for the year	R$	1,630,446,626.68
(-) Legal Reserve 5%	R$	81,522,331.33
(-) Minimum mandatory dividends	R$	387,231,073.84
(-) Additional proposed dividends	R$	68,761,143.43
Retained earnings	R$	1,092,932,078.08

1.       Net income for the year: R$1,630,447 thousand.

2.       Global amount and the amount per share of dividends, including prepaid dividends and interest on equity already declared: R$455,992 thousand; VPA = R$2.00

3.       Percentage of the net income for the year distributed: 28%.

4.       Global amount and the amount per share of dividends distributed based on the income for previous years:

Not applicable.

5.       Less prepaid dividends and interest on equity already declared:

Not applicable.

6.       Declaration of dividends or interest on equity based on profits verified in the half-yearly balance sheets or for shorter periods:

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer ID (CNPJ) 43.776.517/0001-80

a)       amount of dividends or interest on equity already declared: January to December 2010, the amount of R$455,992 thousand.

b)       payments will be made within no later than 60 days after the 2011 Annual Shareholders’ Meeting.

7.       Comparative chart indicating the following amounts per share of each type and class:

a)       net income for the year and related to the previous three years;

b)       dividend and interest on equity distributed in the previous three years:

	2007	2008	2009	2010
Net income per share - R$	4.6316	0.279	6.6176	7.1562
Dividends/interest on equity distributed per common share - R$	1.32	1.30	1.73	2.00

8.       Profit allocated to legal reserve:

a)       Amount set aside to the legal reserve: R$81,522 thousand.

b)       Calculation of the legal reserve: 5% of net income.

9.       The capital stock is represented by common shares of a single type, non-par, registered and voting shares, without restrictions, at the Shareholders’ Meetings.

10.     Mandatory dividend:

a)       The minimum mandatory dividend is twenty-five percent (25%) of the net income for the year after deductions set forth or accepted by laws, as provided for in the Company’s Bylaws.

b)       fully paid

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer ID (CNPJ) 43.776.517/0001-80

c)       no retained amount

11.     No retention of mandatory dividends due to the Company’s financial condition.

12.     No allocation of income to contingencies reserve.

13.     No allocation of income to unrealized profit reserve.

14.     No allocation of income to statutory reserves.

15.     Profit retention provided for in the Capital Budget:  R$1,092,932,078.08, plus R$56,047,535.34 deriving from adjustments to the adoption of new practices, amounting to R$ 1,148,976,613.42.

16.     No allocation of income to the tax incentive reserve.

05/12/201104/28/2011

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer ID (CNPJ) 43.776.517/0001-80

Election of members of the Board of Directors, sitting members and deputy members of the Fiscal Council and compensation

Below, the information on the candidates as member of the Board of Directors and Fiscal Council, according to sub-items 12.6 to 12.10 of the Reference Form:

12.6 In relation to the administrators and members of the  Fiscal Council, indicate in a chart:

BOARD OF DIRECTORS
Name	Age	Occupation	Individual Taxpayer ID (CPF)	Elected position	Date of election	Date of investure	Term of office	Other positions held at the company	Elected by Controlling shareholders (Yes/No)
Edson de Olivera Giriboni	58	Civil Engineer	983.613.258-91	Chairman of the Board of Directors	04/28/2011	05/12/2011	April 2012	-	YES
Sidney Estanislau Beraldo	60	Biologist and Business Administrator	400.743.408-59	Board Member	04/28/2011	05/12/2011	April 2012	-	YES
Dilma Seli Pena	61	Geographist	076.215.821-20	Board Member	04/28/2011	05/12/2011	April 2012	Chief Executive Officer	YES
Walter Tesch	67	Social Scientist	334.124.720-34	Board Member	04/28/2011	05/12/2011	April 2012	-	YES
Alberto Goldman	73	Civil Engineer	011.110.948-53	Board Member	04/28/2011	05/12/2011	April 2012	-	YES
Heraldo Gilberto de Oliveira	46	Accountant and Business Administrator	454.094.479-72	Independent Board Member	04/28/2011	05/12/2011	April 2012	-	YES
Jerônimo Antunes	55	Accountant and Business Administrator	901.269.398-53	Independent Board Member	04/28/2011	05/12/2011	April 2012	-	YES
Reinaldo Guerreiro	58	Economist	503.946.658-72	Board Member	04/28/2011	05/12/2011	April 2012	-	YES
Andrea Sandro Calabi	65	Economist	002.107.148-91	Board Member	04/28/2011	05/12/2011	April 2012	-	YES

FISCAL COUNCIL
Name	Age	Occupation	Individual Taxpayer ID (CPF)	Elected position	Date of election	Date of investure	Term of office	Other positions held at the company	Elected by Controlling shareholders (Yes/No)
José Antonio Xavier	50	Economist	036.215.928-90	Sitting Fiscal council member	04/28/2011	05/11/2011	April 2012	-	YES
Humberto Macedo Puccinelli	53	Economist	022.759.188-76	Sitting Fiscal council member	04/28/2011	05/11/2011	April 2012	-	YES
Deraldo de Souza Mesquita Junior	51	Economist	079.530.638-59	Sitting Fiscal council member	04/28/2011	05/11/2011	April 2012	-	YES
Tomás Bruginski de Paula	50	Economist	092.553.068-98	Deputy Fiscal council member	04/28/2011	05/11/2011	April 2012	-	YES
José Rubens Gozzo Pereira	63	Economist	309.106.178-72	Deputy Fiscal council member	04/28/2011	05/11/2011	April 2012	-	YES
Joaldir Reynaldo Machado	62	Economist	430.403.148-15	Deputy Fiscal council member	04/28/2011	05/11/2011	April 2012	-	YES

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer ID (CNPJ) 43.776.517/0001-80

Resume of the Board of Directors and members of the Fiscal Council

Board of Directors

Edson Giriboni – Secretary of Sanitation and Water Resources of the State of São Paulo since January 2011. Mr. Giriboni is State Deputy in São Paulo. Civil Engineering from Polytechnic School of São Paulo University and Business Administration from the Educational Association of Itapetininga, with graduate courses at Campinas University and Federal University of Minas Gerais. Mr. Giriboni was General Superintendent of Fepasa and vice-mayor of Itapetininga where he also worked at the Municipal Department of Works and Public Utilities, and subsequently, in the Municipal Department of Industry and Development.

Sidney de Oliveira Beraldo – Chief of Staff of the São Paulo State Government Office, since January 2011. Mr. Beraldo holds bachelor’s degree in Biological Sciences, Business Administration and post graduated in Business Administration. He has started his career in politics as city councilman (1977-82) and as mayor of São João da Boa Vista (1983/88). In 1994, Mr. Beraldo was elected State Deputy by the PSDB, office to which he was re-elected in 1998, 2002 and 2006. His mandate as State Deputy expired in March 2011. He was president of the Legislative Assembly (2003/2005), elected by unanimous vote. At the Legislative Assembly, he acted as the caucus leader during Mario Covas government as well as the president of the Committees of Culture, Science, Technology, Economics and Planning. He idealized the Legislative Forum of Sustained Economic Development, a groundbreaking initiative that discusses alternatives to development with organized sectors of society. Mr. Beraldo was the speaker of the state government’s debt renegotiation projects, State Development Program, Regularization of Water Sources and Privatization of Energy Companies. Among the projects under his responsibility, it stands out project that oblige the State government to provide HIV and Syphilis tests for pregnant women during prenatal in the entire public health system; the Code of Ethics for Public Servants of the São Paulo State Government; and the bill that created the Program called “ Universidade na Comunidade” (Community University Partnership). He presided over the State Council of the political party PSDB between 2005 and 2006. In 2007, he headed the Public Management Department, remaining in this office until April 2010. Mr. Beraldo was the general coordinator of current Governor Geraldo Alckmin’s campaign and led the transition government.

Dilma Seli Pena –Chief Executive Officer of Companhia de Saneamento Básico do Estado de São Paulo - Sabesp since January 2011.  She holds a master’s degree in public administration from Getúlio Vargas Foundation (FGV/EASP), and bachelor’s degree in geography from Brasília University.  In 1976, she began her career as a federal public servant as a technician in planning and research at the Research Institute of Applied Economics, or IPEA.  She was officer of the Sanitation division of the Urban Policy Department of the Ministry of Planning, officer of the Strategic Investments division of the Ministry of Planning and officer of the Brazilian National Water Agency. At the state government level, she was a deputy secretary of the Economics and Planning Department of the São Paulo State Government. Since January 2007, she has been responsible for the Sanitation and Energy Department of the State of São Paulo and also presides over the Board of Directors of CESP and EMAE. Dilma Seli Pena has published a number of articles, texts and books in the areas of sanitation, water resources and planning.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer ID (CNPJ) 43.776.517/0001-80

Walter Tesch –Coordinator of CRHi (Water Resources Coordination Department) of the State of São Paulo since January 2011. He holds a master’s degree in Social Sciences from the Pontifical Catholic University of Peru and graduation in sociology from Uruguay University. He worked in Peru and Venezuela and performed professional activities in several Latin American countries. Between 2005-2008, Mr. Tesch was the head of the administrative district of Parelheiros, water source region in the City of São Paulo, and until 2010 he was the deputy Executive Secretary of the operation called “Defesa das Águas” (Water Defense), an agreement between São Paulo Municipal government and the State government. Author of books on  cooperativism and water sources in the City of São Paulo.

Alberto Goldman – Civil engineer, he holds bachelor’s degree from the Polytechnic School of São Paulo University. Mr. Goldman was Vice-Governor of São Paulo from January 2007 to March 2010 and Governor of São Paulo from April to December 2010. He was State Secretary of Development (currently, Development, Science and Technology State Department) from January 2007 to February 2009. State deputy for two terms and federal deputy for six terms. He was the president of the Budget Mixed Committee (2000) and speaker of the General Telecommunications Law (1997), among others. Mr. Goldman was also a political caucus leader, and listed among the 100 most influential congressmen in the National Congress. Special Secretary of State of the Program Coordination (1987) and of the Administration (1988 to 1990) Coordination. He was Minister of Transportation (1992 to 1994). Mr. Goldman was member of Sabesp’s Board of Directors from April 2009 to March 2010.

Heraldo Gilberto de Oliveira –Member of our Board of Directors and the Audit Committee since October 2009.  He holds a bachelor’s degree in accounting and business administration.  He also holds a master’s degree in controllership and accounting from the Faculty of Administration, Economics and Accounting of São Paulo University – FEA-USP. Mr. de Oliveira is a professor in graduate courses and the MBA in Capital Markets and Investor Relations areas at FIPECAFI – FEA/USP.  He worked for ten years as an independent auditor. Mr. Oliveira is a partner at FCO Consultores Associados and works as an accounting and financial expert consultant. Mr. Oliveira was a member of the Board of Directors and Coordinator of the audit committee of Banco Nossa Caixa S/A from 2007 to 2009 and since September 2009 has been the coordinator member of the audit committee of Banco Industrial e Comercial S/A – BICBANCO.  He has been officer at the São Paulo Institute of Finance Executives – IBEF/SP since September 2009.

Jerônimo Antunes - Independent member of our board of directors since April 2008 and Coordinator of the Audit Committee.  He holds a bachelor’s degree in Business Administration and Accounting, a Master and PhD degree in controllership and accounting from the São Paulo University. He has been a professor at the Accounting and Actuary Department of the Faculty of Administration, Economics and Accounting of São Paulo University – FEA-USP, since 1999; as well as several MBA courses promoted by Fipecafi, FIA and other institutions.  Mr. Antunes has been an independent auditor since 1977, being registered as Responsible Technical Partner of Antunes Auditores Associados with the Brazilian Securities and Exchange Commission – CVM. He was director of IPECAFI (Institute Foundation of Accounting, Actuarial and Finance Researches), IBRACON (Brazilian Institute of Independent Auditors) and ANEFAC (National Association of Finance, Administration and Accounting Executives).

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer ID (CNPJ) 43.776.517/0001-80

Reinaldo Guerreiro –Independent member of our board of directors and member of the Audit Committee since January 2007. He holds a PhD in accounting and controllership, a master’s degree in accounting and controllership and bachelor’s degree in accounting, all of them from FEA‑USP. He is a professor at the Faculty of Administration, Economics and Accounting of São Paulo University – FEA-USP .He is also a consultant specialized in economics management.  He has worked in several projects in the areas of economics management, costs, budgeting and information systems in several companies.

Andrea Sandro Calabi – State Secretary of the São Paulo State Treasury since January 2011. Economist (1970) from the Faculty of Economics and Administration of São Paulo University (FEA-USP), master’s degree in Economics (1972) from the Institute of Economics Research of São Paulo University (IPE-USP); Master of Arts (1975) and PhD (1982) in Economics from the University of California, Berkeley (USA). He was São Paulo State Secretary of Economics and Planning from January/2003 to February/2005. Within the federal scope, Mr. Calabi was president of BNDES (Brazilian Development Bank), FINAME (Special Agency of Industrial Financing), BNDESPAR (Holding of BNDES) from July 1999 to February 2000 and also of Banco do Brasil, from January to July to 1999. He was Executive Secretary of the Ministry of Planning (provisional Minister during Minister José Serra administration) and president of IPEA – 1995/1996, Secretary of the National Treasury of the Ministry of Finance– 1986/88 (Ministers Dílson Funaro, Luiz Carlos Bresser Pereira and Maílson da Nóbrega administrations (part) and General Secretary of the Department of Planning of Presidency (provisional Minister of Seplan under Minister João Sayad administration) and Chief Executive Officer of IPEA – Institute of Applied Economics Research of Ministry of Planning – 1985/86. He was member and chairman of several Boards of Directors and currently he is member of the Board of Directors of CESP, Higher Economics Council of FIESP, Institute of Cancer, Centro Cultural, FFM – Faculty of Medicine Foundation – USP and Albert Einstein Hospital. Mr. Calabi is also a board member certified by IBGC – Brazilian Institute of Corporate Governance.

Fiscal Council

Sitting members

José Antonio Xavier: Economist and graduated in Governmental Controllership from the Pontifical Catholic University of São Paulo – PUC-SP. Professional background: Auditor of the State Treasury (1993 – 1998), Technical Director of division of the State Treasury since 1998.

Humberto Macedo Puccinlli: Economist, with bachelor’s degree from the Pontifical Catholic University of São Paulo – PUC-SP. He performed activities in the public sector, at the Department of Planning (1985-1995), at the Health State Department as the secretary assistant (1995-1996), at the State Treasury (1996-2002), and at the Planning Department as secretary assistant (2003). Since January 2004 he has been Technical Assistant of the State Treasury.

Deraldo de Souza Mesquita Junior:  Economist and post graduation from the State University of Campinas, with credits in the Master’s program. Mr. Mesquita Junior performed activities in the public sector, working in the Economics and Planning Secretariat of the São Paulo State Government, in the Special Advisory Services for Privatizations, in the Government and Strategic Management Secretariat , in the Finance Affairs Secretariat and in the State

System for Data Analysis  Foundation- SEADE. He has also worked in the Economy and Planning Secretariat of the São Paulo Government – Public –Private Partnership since 2004, and is currently an analyst within that unit.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer ID (CNPJ) 43.776.517/0001-80

Alternate members

Tomás Bruginski de Paula:  Economist , withmaster’s degree in Economics from Institute of Economics of State Univeristy of Campinas- UNICAMP. Professional background: Senior technician (in the public sector’s economic segment), project finance and public politics coordinator – FUNDAP (1985/2001);·President’s assistant and infra-structure project coordinator – IPEA-DF (1995/1998); Executive Secretary’s assistant – Ministry of Sciences and Technology (2000/2002); Consultant (in several occasions) for Economic Committee for Latin America (CEPAL), for the United Nations Development Program (PNUD), for the Brazilian Institute of Municipal Administration (IBAM), the Management and Strategic Studies Center (CGEE), for the Institute of Studies for Industrial Development (IEDI), for the Brazilian School of Public and Business Administration of FGV (EBAPE/FGV), for the State System for Data Analysis Foundation (SEADE), and for the Brazilian Electricity Regulatory Agency (ANEEL) in the infra-structure and public politics finance segments; He has been a professor at the Economics Department of the Pontifical Catholic University  - PUC since 1986. He is also a member of the fiscal council of the São Paulo Company of Electric Power Transmission (CTEEP).

José Rubens Gozzo Pereira: Economist from Mackenzie University, holds a graduate degree from Getúlio Vargas Foundation and attended extension program courses at the Universities of London and Paris. Mr. Pereira held positions in the public sector in the Water and Electricity Department (DAEE), where he was responsible for the Budget and Financing area; he was an executive officer at Companhia de Engenharia de Tráfego – CET, and in the International Cooperation department of Companhia Energética de São Paulo – CESP. He has been responsible for the Funding department of the Finance Secretariat since 1989.

Joaldir Reynaldo Machado: Economist,  from the Faculty of Economics and Administration of São Paulo University– FEA-USP. He performed activities in the public sector at SEADE Foundation, State Department of Environment, Sabesp, Emplasa and Department of Economics and Planning, where he currently has been acting as the chief of staff since 2007.

Compensation of the Board of Directors and Fiscal Council

The compensation of the members of the Board of Directors is established according to the terms of CODEC (Council of Defense of State Capital) Report 001/2007, the receipt of which is subject to the compliance with the conditions provided for in CODEC Report 116/2004. The members of the Board of Directors may also be entitled to bonus, as provided for in CODEC Report 150/2005. On the same dates the Company pays bonus to its executive officers, the Company shall also pay the members of the Board of Directors. The amounts paid on this account are considered as included in the same global limit of bonus expenses, provided for in CODEC Report 057/2003, i.e., ten percent (10%) of dividends or interest on equity distributed to shareholders. In addition, the bonus individually paid to the board member cannot exceed the amount corresponding to six (6) times his monthly compensation, defined at the General Meeting.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer ID (CNPJ) 43.776.517/0001-80

The members of the Fiscal Council shall receive a monthly compensation corresponding to twenty percent (20%) of the monthly compensation of the Company’s executive officers, the receipt of which shall be subject to the attendance of at least, one monthly meeting.

The pro-rata temporis annual bonus shall be extended to the members of the Board of Directors and Fiscal Council, provided for in Article 4 of CODEC Resolution 01/91.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer ID (CNPJ) 43.776.517/0001-80

EXTRAORDINARY SHAREHOLDERS’ MEETING

B.   Amendment to the Company’s Bylaws

Below, the articles included or the content of which was modified:

Members and term		Members and term

ARTICLE 15 – The Executive Board shall be composed of six (6) members, all with a two (2)-year unified term of office, reelection is allowed.		ARTICLE 15 – The Executive Board shall be composed of six (6) members, all with a two (2)-year unified term of office, reelection is allowed.		Article revised.

Paragraph 1 – The CEO is responsible for:		Paragraph 1 – The CEO is responsible for:		Paragraph 1:

I

representing the Company, as plaintiff or defendant, in or out of court, and may constitute, for such purpose, attorney with special powers, including powers to receive initial summons and notifications, pursuant to article 19 of these bylaws;

I

representing the Company, as plaintiff or defendant, in or out of court, and may constitute, for such purpose, attorney with special powers, including powers to receive initial summons and notifications, pursuant to article 19 of these bylaws;

II	call and preside the executive board’s meetings;	II	call and preside the executive board’s meetings;

III	coordinate the executive board’s activities;	III	coordinate the executive board’s activities;

IV	issue acts and resolutions that are related to or resulting from the executive board’s resolutions;	IV	issue acts and resolutions that are related to or resulting from the executive board’s resolutions;

V

coordinate the Company’s ordinary management, including the implementation of policies and the execution of resolutions taken by the shareholders’ general meeting, board of directors and joint executive board;

V

coordinate the Company’s ordinary management, including the implementation of policies and the execution of resolutions taken by the shareholders’ general meeting, board of directors and joint executive board;

VI	coordinate the activities of other executive officers;	VI	coordinate the activities of other executive officers;

VII	coordinate, evaluate and control duties related to:	VII	preside over the Regulatory Affairs Committee;	VII –The CEO now presides over the regulation board, a statutory body with the mission of outlining Sabesp’s regulation guidelines and coordinating the works of the regulatory affairs oversight board.
	a) CEO office; b) integrated planning, corporate management and structuring; c) communication; d) negotiation of concession contracts; e) auditing; and f) ombudsman.	VIII

coordinate, evaluate and control duties related to:

a)         CEO office;

b)         integrated planning, corporate management and structuring;

c)         communication;

d)         negotiation of concession contracts;

e)         auditing; and

f)          ombudsman.

VIII – renumerated.

e) Regulatory issues concerned with CEO’s withdrawal.

The regulatory affairs oversight board now functionally reports to the Regulatory Affairs Committee.

f) – renumerated.

g) – renumerated.

Paragraph 2 – The Corporate Management Officer is responsible for:		Paragraph 2 – The Corporate Management Officer is responsible for:		Paragraph 2:

I	marketing;	I	commercial processes and relationship with clients;	I – Marketing is focused on commercial processes and relationship with clients.
II	human resources, quality and social responsibility;	II	human resources, quality and social responsibility;
III	information technology;	III	information technology;
IV	property;	IV	property;
V	legal affairs; and	V	legal affairs; and
VI	supplies and contracts.	VI	supplies and contracts.

Paragraph 3 –The Chief Financial Officer and Investor Relations Officer shall be responsible for:		Paragraph 3 –The Chief Financial Officer and Investor Relations Officer shall be responsible for:		Paragraph 3:

I	planning, raising and allocating financial resources;	I	planning, raising and allocating financial resources;
II	control department;	II	control department;
III	accounting;	III	accounting;
IV	investor relations;	IV	investor relations;
V	operations in the capital markets and other financial operations;	V	operations in the capital markets and other financial operations;
VI	indebtedness control;	VI	indebtedness control;
VII	corporate governance.	VII	corporate governance.
		VIII	costs and tariffs;	VIII – Costs and tariffs included in the executive board’s attributions. The measure aims at reinforcing costs control and determination in the company, as well as supporting the Regulatory Affairs Department in the upcoming tariff review and in the tariffs continued process of discussion with regulatory agencies.
		IX	participating in the Regulatory Affairs Committee and implementing the Committee’s guidelines in the executive board, supported by the Regulatory Affairs Department.	IX – The attributions of participating in the Regulatory Affairs Committee and of implementing the Committee’s decision within the scope of the executive board were included.

Paragraph 4 –The Technology, Enterprises and Environment Officer shall be responsible for:		Paragraph 4 –The Technology, Enterprises and Environment Officer shall be responsible for:

I	environment;	I	environment;
II	operational and technological development;	II	operational and technological development;
III	quality control of water and sewage products;	III	quality control of water and sewage products;
IV	special investment program; and	IV	special investment program; and
V	special projects.	V	special projects.

Paragraph 5 –The Metropolitan Officer, in the metropolitan area of São Paulo, and the Regional Systems Officer, in the other areas of company operation in the State of São Paulo shall be responsible for:

Paragraph 5 –The Metropolitan Officer, in the metropolitan area of São Paulo, and the Regional Systems Officer, in the other areas of company operation in the State of São Paulo shall be responsible for:

Paragraph 5:

I	operation, maintenance and execution of works and services in the system of water supply, sewage collection and treatment, including in wholesale;	I	operation, maintenance and execution of works and services in the system of water supply, sewage collection and treatment, including in wholesale;
II	commercial relations and customer service;	II	commercial relations and customer service;
III	control of the economic-financial and operational performance of its business units;	III	control of the economic-financial and operational performance of its business units;
IV	advisement to autonomous municipalities of water supply and sanitary sewage systems;	IV

participating in the Regulatory Affairs Committee and implementing in the respective executive boards the regulatory guidelines as defined by the Committee, supported by the Regulatory Affairs Department.

IV – The attributions of participating in the Regulatory Affairs Committee and implementing the Committee’s decision within the scope of respective executive boards were included.
V	negotiation of concessions with holders of services; and	V	advisement to autonomous municipalities of water supply and sanitary sewage systems;	V – renumerated.
VI	negotiation with the community and city halls, aiming at aligning the interests of its clients and of the company.	VI	negotiation of concessions with holders of services;	VI – renumerated.
		VII	and negotiation with the community and city halls, aiming at aligning the interests of its clients and of the company.	VII - renumerated.

		CHAPTER XIII REGULATORY AFFAIRS COMMITTEE		New chapter describing the operation of the Regulatory Affairs Committee

ARTICLE 38 – The Regulatory Affairs Committee is a joint committee composed of the chief executive officer and (1) chief financial and investor relations officer (2) metropolitan officer and (3) regional system officer, in charge of defining the guidelines, strategies and regulation recommendations for the Company and coordinating the works of the Regulatory Affairs Department, except for the Board of Directors’ authority.

Paragraph 1 – The CEO shall preside over the Committee and propose its charter to be approved by the joint committee.

Paragraph 2 – The Head of Regulation shall be the executive secretary of the Committee who shall attend the Committee’s meetings.

Paragraph 3 – This body’s resolutions shall have a binding effect, and it shall be incumbent upon the executive boards to implement them within the scope of their authority.

Paragraph 4: the executive board not composing the joint committee shall be previously consulted about the issues involving activities under its responsibility.

Article 38 is included, which defines the structure and the attributions of the Regulatory Affairs Committee. This is a statutory body that will be created with the purpose of strengthening Sabesp’s conformity with the regulated environment and speeding up the transition process.

This body will have its own charter and shall be composed of the CEO, chief financial officer, metropolitan officer and regional systems officer.

		ARTICLE 39 – The Regulatory Affairs Committee shall hold ordinary meetings, at least, monthly and extraordinarily, when summoned by any of its members.		The Regulatory Affairs Committee shall hold meetings, at least, monthly and discuss about the company’s regulation strategic issues.

ARTICLE 49 – In view of the provisions in Article 101 of the São Paulo State Constitution, regulated by State Decree 56,677 of January 19, 2011, the engagement of attorney liable for heading the Company's legal services shall be subject to the approval of the person appointed by the State Attorney General, observing objective qualification, expertise and professional experience criteria.

Article included in compliance with the Official Letter 01/GS – CODEC, of March 14, 2011, pursuant to State Decree 56,677 of January 19, 2011.

ARTICLE 50 – The Company shall allow the direct dialogue of its attorneys with the State Attorney General or another State Attorney appointed thereby, aiming at ensuring a continued and coordinated performance, observing the limits set forth in Article 101 of the State Constitution, in compliance with the duties and prerogatives inherent to his professional activity.

Article included in compliance with Official Letter 01/GS – CODEC of March 14, 2011, pursuant to State Decree 56,677 of January 19, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 14, 2011

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.